Investment Procedure

UFP, LLC

1. Commissions and Fees

As compensation for the services provided by UFP, LLC (or UFP, which is the owner and operator of uFundingPortal.com), an issuer shall pay to UFP a commission that is equivalent to 5 percent of funds raised through the offering upon the offering is closed successfully, prior to disbursing the funds from the escrow account to the issuer. In addition, an issuer may pay fees to UFP to reimburse certain expenses related to the offering.

The commission should be paid in cash. If the issuer's securities are paid to UFP, the securities will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on uFundingPortal.com.

2. Cancellation and Reconfirmation of Investment Commitments

Cancellation of investment commitment. Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the offering materials. However, investors cannot cancel investment commitments for any reason, once the offering period is within 48 hours to the deadline, even if they can make investment commitments in that time period.

Material changes. An issuer may make material changes to an offering that include, but are not limited to, changes in minimum or target offering amount, changes in price of security, or other changes.

Reconfirmation of investment commitment. If an issuer makes a material change to the offering, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

3. Met or Not Met the Target Offering

Target offering is met. Investors will be notified by email when investment commitments reach the target offering. If investment commitments reach the target offering early, and the offering is released to the public for minimum of 21 days, the issuer may create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and can then cancel up to 48 hours before the new deadline. If issuers require oversubscriptions in their offerings, investors may continue to make investment commitments before reaching the deadline, even though the target offering is met.

Target offering is not met. If the sum of the investment commitments does not equal or exceed the target offering at the deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

4. Open Account, Investment Limits and Receiving Securities

Open account. Prior to investing, making investment commitments, or communicating on the communication channel on the platform, investors (as well as issuers) must open account on uFundingPortal.com. Investors must provide information related to income, net worth, and investments made on other equity funding portals.

Investment limits. The limitation on how much an investor can invest depends on his or her net worth (excluding house) and annual income. If an investor's annual income or net worth is less than $100,000, the investor can invest up to the greater of either $2,000 or 5 percent of the lesser of his annual income or net worth within a 12-month period. If both an investor's annual income and net worth are equal to or more than $100,000, the investor can invest up to 10 percent of annual income or net worth, whichever is less, within a 12-month period. For any investor, the maximum investment he can make within a 12-month period is $100,000.

Receiving securities. If an investor does not cancel an investment commitment before the 48-hour period prior to the deadline, the funds will be released to the issuer upon closing of the offering as well as the investment commitments made by investors reach the target offering, and the investor will receive securities in exchange for investment he or she made. If an investor does not reconfirm his/her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.